SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 9, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2006, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		12	0.00	0.00
Shares	Preferred		80,471,465	0.03	0.01
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		12	0.00	0.00
Shares	Preferred		80,471,465	0.03	0.01

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		1,509,643	0.00	0.00
Shares	Preferred		471,624	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		1,509,643	0.00	0.00
Shares	Preferred		471,624	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2006, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		2	0.00	0.00
Shares	Preferred		7,382	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		2	0.00	0.00
Shares	Preferred		7,382	0.00	0.00

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Board	( ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		8,433	0.00	000
Shares	Preferred		308,432	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		8,433	0.00	0.00
Shares	Preferred		308,432	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2006, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( X )Management	( )Fiscal Board	( )Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		1	0.00	0.00
Shares	Preferred		0	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	% Total
Shares	Common		1	0.00	0.00
Shares	Preferred		0	0.00	0.00

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Board	( )Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		461	0.00	0.00
Shares	Preferred		2,025,989	0.00	0.00
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		461	0.00	0.00
Shares	Preferred		2,025,989	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2006, occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors			( ) Management	( ) Fiscal Board	( X ) Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics				Quantity	%
						Same Class and Type	Total
Shares	Common				247,279,133,995	99.07	44.53
Shares	Preferred				122,761,036,126	40.16	22.11
Operations in the Month
Securities/ Derivatives	Stock Characteristics	Intermediary	Operation	Day	Quantity	Price (R$/1,000 shares)	Volume (R$)
Shares	Common	–	Donation	17	1	–	–
Final Balance
Securities/ Derivatives	Securities Characteristics				Quantity	%
						Same Class and Type	Total
Shares	Common				247,279,133,994	99.07	44.53
Shares	Preferred				122,761,036,126	40.16	22.11

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2006, does not occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( )Management	( )Fiscal Board	( X )Controllers
Initial Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		12,091,525,121	9.02	3.32
Shares	Preferred		12,634,768,302	5.49	3.47
Final Balance
Securities/ Derivatives	Securities Characteristics		Quantity	%
				Same Class and Type	Total
Shares	Common		12,091,525,121	9.02	3.32
Shares	Preferred		12,634,768,302	5.49	3.47

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:June 9, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer